09059114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cain Brothers & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 5th Floor
(No. and Street)

New York, (City) — New York (State) — 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Rhett Thurman (212) 869-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) — New York (City) — N.Y. (State) — 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rhett Thurman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cain Brothers & Company, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Tara Payne-Mills
Notary Public, State of New York
License No. 01PA4998720
Qualified in Nassau County, Certificate filed New York County
Commission Expires July 6, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CAIN BROTHERS & COMPANY, LLC
AND SUBSIDIARY

December 31, 2008

Grant Thornton

SEC Mail
Mail Processing
Section

MAR 02 2009

Washington, DC
106

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Cain Brothers & Company, LLC

We have audited the accompanying consolidated statement of financial condition of Cain Brothers & Company, LLC and Subsidiary (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Cain Brothers & Company, LLC and Subsidiary as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 27, 2009

Cain Brothers & Company, LLC and Subsidiary

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 8,684,174
Fees receivable, net of reserves of $549,799	2,545,654
Due from clearing broker	272,906
Securities owned, at market value	540
Investments, at fair value	4,544,421
Property and equipment - net of accumulated depreciation of $819,951	1,750,068
Prepaid expenses and other assets	884,937
Total Assets	$18,682,700

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Bonus and profit-sharing payable	$ 4,467,583
Accounts payable and accrued expenses	3,286,585
Total liabilities	7,754,168
Member's equity	
Cain Brothers & Company, Incorporated	10,928,532
Total member's equity	10,928,532
Total Liabilities and Member's Equity	$18,682,700

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2008

NOTE A - ORGANIZATION

Cain Brothers & Company, LLC (the "Company") was formed under the laws of the State of Delaware as a limited liability company on June 18, 1997, and began operations under the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") as of August 1, 1997. As of December 31, 2008, the Company is operating under the Third Amended and Restated Limited Liability Company Operating Agreement (the "New Agreement"). The Company, which was formed by Cain Brothers & Company, Incorporated ("Cain") subject to the Asset Contribution Agreement dated August 1, 1997, filed an amendment to its Form BD and assumed the broker-dealer license of Cain.

The term of the Company will expire on December 31, 2048, unless certain events (as defined in the New Agreement) occur prior to this date to effect the termination of the Company.

The Company is an investment banking and financial advisory firm concentrating on the health care industry. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. Securities transactions are cleared on a fully disclosed basis through Pershing, LLC (the "Clearing Broker"). As the Company does not carry customer accounts, it is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

The Company is also the sole member of Cain Brothers RE LLC (organized as a Delaware Limited Liability Corporation ("LLC") on February 24, 2005), a licensed real estate broker which offers financial advisory and brokerage services related to medical real estate assets.

NOTE B - BACKGROUND

Cain formed the Company on June 18, 1997, and was the sole member of the Company as of this date. On August 1, 1997, Cain amended the limited liability company operating agreement to admit Banc One Capital Partners, LLP ("Banc One") as a member of the Company. On August 1, 1997, Cain contributed certain assets, at their carrying value, to the Company in exchange for the Company assuming certain liabilities of Cain, at their carrying value, and issuing 750 of the Company's common units. On October 4, 2000, Cain amended its limited liability agreement to effect the withdrawal of Banc One's membership and admit Able Health Ventures LLC ("Lehman"), a wholly-owned subsidiary of Lehman Brothers Holdings, Inc., as a member of the Company. On March 31, 2006, Cain made an additional contribution of capital to the Company which was used to redeem in full the preferred

NOTE B (continued)

interest of Lehman at its carrying value (the "Lehman Redemption"). The Lehman Redemption did not affect the Company's capital, but as a consequence of this transaction, the Company became a single-member LLC.

Effective with the Lehman Redemption, the business and affairs of the Company have been managed and controlled by Cain as the sole member. On December 14, 2007, Cain entered into a credit agreement with CapitalSource CF, LLC ("CapitalSource") which facilitated Cain's recapitalization and redemption of a portion of the equity interest in Cain held by Daniel and James Cain (its founders). Pursuant to the credit agreement, Cain pledged its assets, including its membership interest in the Company, to CapitalSource. Also pursuant to the credit agreement, Cain caused the Company to enter into a letter agreement which stipulated that an amendment to the Company's Operating Agreement would be adopted on or before March 14, 2008, provided that FINRA had not issued an opinion unfavorable to the proposed amendment by this date. Favorable correspondence was received from FINRA on January 28, 2008 and February 14, 2008; accordingly, the amendment was adopted on March 10, 2008. This amendment causes the Company to make quarterly distributions to Cain so long as the Company's earnings and regulatory capital are sufficient to allow such distributions. Accordingly, any undistributed earnings are accounted for as a liability in accordance with Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). The first such distribution occurred on March 31, 2008; all subsequent distributions to date have been made as scheduled

Concurrent with the CapitalSource transaction, Cain designated two officers to manage the affairs of the Company, subject to Cain's supervision and control. These officers and certain other management employees of the Company are shareholders in Cain and are paid by the Company through compensation.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Presentation*

The Company's consolidated financial statements conform with accounting principles generally accepted in the United States of America.

NOTE C (continued)

2. *Cash and Cash Equivalents*

The Company considers all highly liquid investments purchased with a remaining maturity of 90 days or less to be cash equivalents. Cash and cash equivalents include cash in bank accounts and deposits in money market accounts.

Cash on deposit with banks as of December 31, 2008 exceeded insured limits.

3. *Fees Receivable*

Fees receivable are comprised of billed invoices and work-in-process for engagements on which the Company's work is substantially complete and its fees deemed to be earned, but which are unbilled at December 31, 2008. Fees receivable associated with billed invoices are carried net of reserves, which are established primarily on an aging basis, as an allowance for doubtful accounts. Fees receivable are written off when deemed uncollectible.

4. *Securities Transactions*

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Amounts related to unsettled securities transactions are reported net on the consolidated statement of financial condition.

Securities owned are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in trading or investment revenue on the consolidated statement of operations, depending on the nature of the security. Interest income is recorded on accrual basis.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 had no effect on the financial condition or the results of operations of the Company. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under SFAS 157 are described below:

NOTE C (continued)

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
b. Quoted prices for identical or similar assets or liabilities in nonactive markets (examples include corporate and municipal bonds, which trade infrequently)
c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

4. *Due From or To Clearing Broker*

The amount due from or to clearing broker primarily represents receivables for funds held by the clearing broker which result from cash deposits and proceeds from realized securities transactions or amounts due to clearing broker on settled securities transactions. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts business.

5. *Fixed Assets*

Fixed assets are stated at cost less accumulated depreciation and amortization. The costs of additions and betterments are capitalized, while repair and maintenance costs are charged to operations in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the lease term.

NOTE C (continued)

When an asset is retired or otherwise disposed of, the cost and related depreciation and amortization are removed from the accounts and any resulting gain or loss is credited to or charged against current operations.

Assets under development are transferred to the related fixed asset account when development is complete and the asset is ready for service.

6. *Software Development Costs*

Direct development costs associated with internal-use computer software are accounted for under Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and are capitalized including external direct costs of material and services and payroll cost for employees devoting time to the software projects. Costs incurred during the preliminary project stage, as well as for maintenance and training are expensed as incurred. Amortization is provided on a straight-line basis over the estimated economic life of the software application, generally three years.

7. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8. *Taxes*

The Company became a single-member limited liability company effective April 1, 2006, and thus is presently a disregarded entity for tax purposes. The operations of the Company will be included in the taxable income of the member, and, accordingly, no provision for Federal income taxes is recorded in the financial statements.

9. *Consolidation*

The consolidated financial statements include the accounts of Cain Brothers RE LLC, its wholly-owned subsidiary. All intercompany balances have been eliminated in consolidation.

NOTE C (continued)

10. Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." FIN 48, which clarifies Statement 109, "Accounting for Income Taxes," established the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Company's financial statements. On December 30, 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." The FSP defers the effective date of FIN 48, for certain qualifying nonpublic entities, for an enterprise's annual financial statements to fiscal years beginning after December 15, 2008, and requires enhanced disclosures of the deferment and policy for evaluating uncertain tax positions.

NOTE D - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or 6-2/3% of aggregate indebtedness, as defined, of $7,754,168. Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital of $3,672,364, which exceeded its requirement of $516,944 by $ 3,155,420.

On the effective date of the First Amendment to the Third Amended and Restated Operating Agreement of the Company (Note B), the Company began making quarterly distributions to Cain in the amount of $700,000 per quarter, so long as earnings and regulatory net capital are sufficient to permit such distributions. Accordingly, effective January 1, 2008, the Company began to record undistributed earnings as a "distribution payable" for any undistributed earnings earned subsequent to December 31, 2007, and will continue this practice until Cain's obligations to CapitalSource are satisfied in full. At December 31, 2008, distribution payable amounted to $1,108,000 and is included in accounts payable and accrued expenses on the consolidated statement of financial condition. The principal balance of Cain's loan from CapitalSource was $13,100,000 as of December 31, 2008.

NOTE E - FIXED ASSETS

Fixed assets consist of the following at December 31:

	Life (in years)	2008
Capitalized software costs	3	$1,820,842
Computer equipment	3	256,647
Furniture and fixtures	5	107,144
Leasehold improvements	(*)	183,284
Machinery and equipment	5	202,102
		2,570,019
Less accumulated depreciation and amortization		819,951
Total fixed assets		$1,750,068

(*) Amortized over the shorter of the estimated life or the life of the lease.

NOTE F - INVESTMENTS, AT FAIR VALUE

At December 31, 2008, the Company has investments in CB Health Ventures LLC and CB Health Ventures II LLC, collectively referred to as "Ventures," which are included in the accompanying consolidated statement of financial condition at fair value. The Company's investments in Ventures were valued at $4,544,421, which represents management's estimate of fair value based upon the underlying net asset value of the funds. Ventures makes investments concentrated in the health care industry. The Company has committed to contribute to Ventures approximately $1,255,000, giving effect to an extension fund for which subscriptions are currently being solicited. As of December 31, 2008, the Company has made contributions totaling approximately $1,207,000 to Ventures. The Company's most recent capital call, for $9,504, was made on January 28, 2008.

NOTE F (continued)

As required by SFAS 157, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions. The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value	$540	$ -	$4,544,421	$4,544,961
	$540	$ -	$4,544,421	$4,544,961

The following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Balance, December 31, 2007	$3,327,498
Realized gains (losses), net	1,054,781
Unrealized gains (losses), net	469,384
Purchases (sales), net	(307,242)
Transfers in (out) of Level 3, net	-
Balance, December 31, 2008	$4,544,421

In reporting its investments in Ventures at fair value, the Company has utilized audited and unaudited financial statements provided by Ventures, which in turn reflect consideration to changes in the current financial condition of Ventures' portfolio companies, their business and financial prospects and the marketability of (and valuations ascribed to) their portfolio investments. While Ventures has adopted SFAS 157 effective January 1, 2008, the value of Ventures as of any particular date is not necessarily indicative of amounts that may ultimately be realized as a result of future sales or other dispositions of the underlying portfolio investments held. Additionally, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

A principal of the Company also serves in a management capacity of Ventures.

NOTE G - RELATED-PARTY TRANSACTIONS

At December 31, 2008, the Company had a receivable from Ventures totaling approximately $27,200 relating to chargebacks for services provided between the Company and Ventures. Also, as of December 31, 2008, the Company had a $4,500 receivable from Health Enterprise Partners, a private equity fund of which two officers of the Company serve in a management capacity, $7,900 receivable from Cain for expenses paid on its behalf and an employee loan receivable in the amount of $175,000, which was repaid on February 26, 2009.

NOTE H - LEASE COMMITMENTS

The Company is obligated under noncancelable operating leases through August 31, 2017, for office space requiring minimum annual rental payments as follows:

2009	$1,274,754
2010	1,239,950
2011	1,079,801
2012	1,046,195
2013	998,241
Thereafter	3,525,467
	$ 9,164,408

The Company maintains a $459,700 collateral account as security for a lease which is included on the consolidated statement of financial condition in prepaid expenses and other assets.

NOTE I - EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing plan (the "Plan") with a deferred arrangement under Section 401(k) of the Internal Revenue Code. The defined contribution plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

All eligible employees of the Company may participate and all contributions are 100% vested immediately. The Company does not make any matching contributions; however, it may make a discretionary profit-sharing contribution to the Plan.

NOTE I (continued)

For the year ended December 31, 2008, the Company's profit-sharing contribution to the Plan totaled $1,664,917 and is included in bonus and profit-sharing payable on the accompanying consolidated statement of financial condition. This amount was funded on February 26, 2009.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting and other securities transactions as principal and agent. The Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions in the event counterparties are unable to fulfill contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

NOTE K - CONTINGENCIES

On December 28, 2006, the Company was issued a subpoena by the Department of Justice, Antitrust Division, to produce documents pertaining to the investment or reinvestment of the proceeds of tax-exempt municipal bond issues, plus related transactions involving the management or transference of the interest rate risk associated with these bond issues. The Company understands this subpoena was one of several dozen such subpoenas issued by the Department of Justice in December 2006 to participants in the U.S. municipal finance industry, expanding an Internal Revenue Service investigation into certain bid-rigging and other practices that began in the summer of 2006. The Company, which has cooperated fully with the Department of Justice, has not, as of the present time, been named a party to any proceeding associated with this subpoena, nor does it expect to become party to any proceeding.

Beginning in March 2008, the Company has been named, along with approximately three dozen other firms in the U.S. municipal finance industry, in fourteen civil suits each of which contains materially identical allegations of conspiracy to manipulate the markets for municipal derivatives. Several of these individual actions were removed to a consolidated class action complaint filed August 22, 2008, in U.S. District Court, Southern District of New York. The consolidated complaint was dismissed without

NOTE K (continued)

prejudice on January 23, 2009, pursuant to a tolling and cooperation agreement executed January 21, 2009. The Company believes the remaining complaints, with respect to the Company, are entirely without merit and expects the resolution of this matter will have no material impact on the financial condition or results of the Company.

On June 6, 2008, the Company was issued a subpoena by the attorney general of the state of New York, on behalf of itself and approximately twenty other states, to produce documents pertaining to the matter which is the subject of the Department of Justice subpoena and the consolidated class action complaint. The Company, which is cooperating fully with the New York State Attorney General's office, has not, as of the present time, been named a party to any proceeding associated with this subpoena, nor does it expect to become a party to any such proceeding.

On February 20, 2009, a civil complaint was filed in Los Angeles California Superior Court by a Cain Brothers client (including its affiliates) seeking compensatory and punitive damages from the Company and other parties in conjunction with a financing transaction completed in 1998. The Company has initiated an investigation of these allegations and potential defenses thereto.

To management's knowledge, other than described above, the Company has no legal contingencies as of December 31, 2008. No reserves associated with any matter listed above have been established by the Company, nor does management believe that the process and resolution of these matters will have any material effect on the current or future results of operations or financial condition of the Company.

Grant Thornton